Exhibit 99.1

Origin Agritech Receives Full US$2.8 Million from Previously Announced Private Placement at US$1.40 Per Share

No warrants and no placement agent fees; proceeds fund working capital, R&D, and debt reduction ahead of the Company's fiscal 2027 commercialization programs

BEIJING, October 13, 2026 (GLOBE NEWSWIRE) -- Origin Agritech Limited (NASDAQ: SEED) ("Origin" or the "Company"), a leading Chinese agricultural technology company, today announced that it has received the full US$2,800,000 gross subscription amount from its previously announced private placement of 2,000,000 ordinary shares at US$1.40 per share and has issued all of the shares to the investors. The investors, two individuals and one investment company, purchased under three Securities Purchase Agreements dated February 1, 2026, each on the same terms and at the same price.

The placement carried no warrants and no placement agent fees, so substantially all of the proceeds go to the business. The completed placement adds to the Company's resources following the recent sale of its subsidiary, Xinjiang Originbo, and the leaseback of that seed production facility. This arrangement keeps Origin's production capacity and main personnel in place.

"We raised this capital at US$1.40 per share with no warrants and no intermediaries taking a cut, so nearly every dollar goes to work," said Weibin Yan, Chief Executive Officer of Origin. "With our Xinjiang production base running under the leaseback, we are putting these funds behind the breeding and trait programs in our commercial pipeline and the working capital to bring those varieties to market. We thank our investors, who took the time to understand a seed and biotechnology business before they committed."

Transaction Summary

•	Shares issued: 2,000,000 ordinary shares, no par value

•	Price: US$1.40 per share

•	Gross proceeds: US$2,800,000, received in full

•	Warrants and placement agent fees: none

•	Investors: two individual investors and one investment company, under three Securities Purchase Agreements dated February 1, 2026, each on the same terms and price; to the Company's knowledge, none is an affiliate of the Company or any of its directors or executive officers

•	Board approval: December 12, 2025

•	Ordinary shares outstanding: 12,144,586 before the issuance and 14,144,586 after

•	Share registration: registered in the investors' names with the Company's transfer agent by book entry, with physical certificates available on request

•	Use of proceeds: general working capital, expansion of research and development activities, including the operations of the Company's subsidiaries and affiliated entities, and repayment of debt; the Company expects to prioritize working capital and R&D

The Company furnished the forms of the three Securities Purchase Agreements to the U.S. Securities and Exchange Commission (the "SEC") as exhibits to its Form 6-K dated February 2, 2026, available at: https://www.sec.gov/Archives/edgar/data/1321851/000110465926009252/tm264783d1_6k.htm.

About Origin Agritech Limited

Origin Agritech Limited, founded in 1997 and headquartered at the Origin R&D Center in Songzhuang, Tongzhou, Beijing, is a leading Chinese agricultural technology company. In crop seed biotechnology, Origin Agritech's phytase corn was the first transgenic corn to receive a Biosafety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline, including products with glyphosate tolerance and Bt (pest resistance) traits. For further information, please visit the Company's website at originagritech.com. The Company also maintains an X account to update investors on Company and industry developments, available at https://x.com/origin_agritech.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's intended use of proceeds, the timing and progress of its fiscal 2027 commercialization programs, the breeding and trait programs behind its commercial pipeline, expected revenue growth, regulatory and commercial milestones for new and biotechnology-derived varieties, operating expenses, and the Company's strategic plan and goals. Words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "will," "would," "target," and similar expressions identify forward-looking statements. These statements involve known and unknown risks and uncertainties, including risks related to the Company's ability to deploy the net proceeds as intended, delays in or failure to achieve regulatory and commercial milestones, grower adoption of the Company's varieties, seed production yields and weather conditions, competitive variety introductions, pricing pressure in the Chinese seed market, regulatory and agricultural policy developments in China, currency fluctuation, and the Company's ability to fund and execute the plans described above, which may cause actual results to differ materially from those expressed or implied. Forward-looking statements are not guarantees of future performance. Origin Agritech undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

For more information, please contact:

Origin Agritech Limited Contact:

Kate Lang (Mandarin/English)

Director of Investor Relations

Phone: +86 186-1839-3368

Email: bing.lang@originseed.com.cn

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com